

[PROOF] The power of our investment strategies

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What our investing strategy means for our investors



For many of our investors, Fundrise is their first experience investing in alternative assets like real estate, private credit, or venture capital. Today, we want to help you better understand the strategies that will be powering your portfolio for years to come.

Real Estate

We employ a number of investing strategies across our multi-billion dollar real estate portfolio, ranging from Fixed Income, Core Plus, Value Add, and Opportunistic.

At a more granular level, most Fundrise portfolios are concentrated in stabilized, well-located multifamily apartments, last-mile and logistical industrial properties, and/or build-for-rent single-family housing in the Sunbelt.

→ Learn more about our strategies

Venture Capital

The Innovation Fund intends to invest in a diversified portfolio of private high-growth technology companies. We expect to focus primarily on late-stage companies, but will likely invest in both early-stages and late-stages, as well as holding some public equities.

We also plan to focus on the several sectors that we believe have exceptional macro tailwinds, including: **Artificial Intelligence & Machine Learning, FinTech,** and **Modern Data Infrastructure**.

For instance, the Innovation Fund's first investment, Vanta, fits within the Modern Data Infrastructure sector.

→ View venture portfolio

Private Credit

Fundrise's new private credit investment strategy capitalizes on the changed economic environment, offering some of the most attractive potential risk-adjusted returns of the past decade.

With far more borrowers in search of capital, than there are willing lenders, the cost of borrowing has skyrocketed. This has created a rare window of opportunity for well-capitalized investors like Fundrise to fill the gap. The result? **Perhaps the most attractive risk-adjusted return potential of the past ten years**.

→ Learn more



Essential Reading

We regularly share in-depth letters with our investors with insights from our leadership team on portfolio performance, market outlook, and much more. Here is the most recent letter to give you an idea of the transparency we plan to have with you as an investor.

View our past letters to investors



Essential Listening: Our podcast, Onward

Onward Get unique insights and perspectives from company co-founder and CEO Ben Miller and guests on Fundrise's podcast, Onward.

View episodes

    

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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit www.fundrise.com/offerings/26/view.

The Fund intends, but is not obligated, to provide investors with liquidity through quarterly repurchase offers to repurchase a limited amount of the Fund's Shares (not expected to exceed 5% of the Fund's net assets). For the latest available repurchase notice, if any, please see the "Literature" section of www.fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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